UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              November 14, 2019

  Via E-mail
  Michael Swidler, Esq.
  Baker Botts L.L.P.
  30 Rockefeller Plaza
  New York, NY 10112

          Re:     Teekay Offshore Partners L.P.
                  Schedule 13E-3
                  Filed October 28, 2019 by Partners Limited, Brookfield Asset Management
                            Inc., Brookfield Private Equity Inc., Brookfield
Private Equity
                            Group Holdings LP, BCP GP Limited, Brookfield
Capital Partners
                            Ltd., Brookfield Asset Management Private
Institutional Capital
                            Adviser (Private Equity) L.P., Brookfield Capital
Partners
                            (Bermuda) Ltd., Brookfield TK Acquisition Holdings
LP,
                            Brookfield TK Block Acquisition LP, Brookfield TK
TOGP LP,
                            Brookfield TK TOLP LP, Brookfield TK Merger Sub
LLC, Teekay
                            Offshore GP L.L.C., and Teekay Offshore Partners
L.P.
                  File No. 005-82284

  Dear Mr. Swidler:

         We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within ten business days by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

  Schedule 13E-3
  Item 16. Exhibits

  1. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.
 Michael Swidler, Esq.
Baker Botts L.L.P.
November 14, 2019
Page 2

Preliminary Information Statement

2. Please disclose in an appropriate location your intended timing for payment of the consideration in the merger.

Questions and Answers, page 1

3. We note that the Questions and Answers and the Summary Term Sheet cover 20 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with
       Item 1001 of Regulation M-A.

4.     Please update the Selected Historical Consolidated Financial Data (page
16).

Special Note Concerning Forward-Looking Statements, page 21

5. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
       "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section and the Risk
       Factors section.

6. We note the disclaimer on page 23 that you do not undertake any obligation to update or revise any forward-looking statements to reflect "events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events."
       This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-
       3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the information statement will be amended and recirculated to comply with those rules as necessary.

Background of the Merger, page 54

7. We note the description of Brookfield's purchase of a significant interest in Partnership
       GP in September 2017 followed by an additional purchase in July 2018. We also note the description of the TKC-Brookfield Transaction. Please provide us your legal analysis of whether the July 2018 acquisition or the TKC-Brookfield Transaction was a transaction in a series of transactions (culminating with the current proposed merger) subject to Rule
       13e-3.

8. We note the reference to a five-year business plan on page 64. With a view toward disclosure, please tell us whether the plan contained financial projections and, if so, whether those projections have been included in your information statement.
 Michael Swidler, Esq.
Baker Botts L.L.P.
November 14, 2019
Page 3

Recommendation of the Conflicts Committee and the GP Board, page 67

9. Please revise your disclosure to include the fairness determination required by Item 8 of
       Schedule 13E-3. We note that your disclosure in this section is limited to a finding that the proposed transaction is advisable and in the best interests of the Partnership and the
       Unaffiliated Unitholders. In this respect, please ensure that the GP Board's fairness determination is disclosed and address the factors included in Instruction 2 to Item 1014 of Regulation M-A.

10. Further, Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.
       Your definition of the term Unaffiliated Unitholders appears to inappropriately include directors and officers of the company. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

11. On a related note, we note on page 3 of the Schedule 13E-3 and the second page in the cover page and on pages 62, 64 and 68 of the information statement that neither the
       Conflicts Committee nor the GP Board would consider or considered the terms and conditions of the Unit Alternative in making their fairness determination. Note that all filing persons are required to make a fairness determination with respect to the going private transaction. See Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A.
       Given that the Unit Alternative is a material term of the transaction, please ensure that the fairness determination disclosure of all filing persons includes consideration of the Unit
       Alternative as well as the Cash Merger Consideration.

12. We note that the Conflicts Committee considered the Evercore opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
       34-17719 (April 13, 1981). Please revise to state, if true, that the Conflicts Committee adopted Evercore's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

13. Please address how each filing person relying on the Evercore opinion, if any, was able to reach the fairness determination as to unaffiliated security holders given that the Evercore fairness opinion addressed fairness with respect to Unaffiliated Unitholders (as defined), rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.
 Michael Swidler, Esq.
Baker Botts L.L.P.
November 14, 2019
Page 4

Unaudited Financial Projections of the Partnership, page 72

14. We note on pages 59 and 65 references to the projections delivered to Evercore being updated. Please revise your disclosure to include all sets of projections provided to
       Evercore.

15.    Disclose the full projections and forecasts instead of their summaries.

16. Please revise your disclosure to describe all of the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

Opinion of Financial Advisor to the Conflicts Committee, page 74

17. Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results that were used in conducting the
       Discounted Cash Flow analysis (or a cross-reference to those projections) and how the analysis resulted in the ranges of values disclosed on page 76, and (ii) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on page 77 for the Selected Public Company Trading analysis.

Information Concerning the Brookfield Filing Parties, page 135

18.    Please provide the disclosure required by General Instruction C to
Schedule 13E-3.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3619 if you have any questions regarding our comments.


                                                              Sincerely,

                                                              /s/ Daniel
Duchovny
                                                              Daniel Duchovny
                                                              Special Counsel
                                                              Office of Mergers
& Acquisitions